...Country Trust

Real Estate Investment Trust

Annual Report

2003

The Town and Country Trust (NYSE:TCT) is a self-administered and self-managed real estate investment trust which owns and manages 13,645 units in 40 multifamily properties in major markets in the Mid-Atlantic and Southeast states.

To Our Shareholders: The Trust enjoyed a very productive year in 2003, marked by a number of successes. In addition to generating rewarding financial results during a difficult year for multifamily companies, we achieved a number of goals, including the substantial improvement of the quality of the portfolio through acquisitions, dispositions and renovations and the raising of capital at a very attractive cost. We also continued to invest in our people through training programs designed to help us improve our service to residents.

The improvement of our portfolio is always a priority and in 2003 we accomplished a great deal towards this goal, investing nearly $20 million in our existing portfolio through our property redevelopment and improvement program. Among the most significant projects undertaken were the complete renovation of a 336-unit property in Baltimore and the completion of the first phase of renovations at a 1,350-unit property, our largest, also in the Baltimore market. We have just broken ground on a new, 6,500 square foot clubhouse at this property that we believe will distinguish it from other communities in the area.

Early in the year we recognized an opportunity to sell older properties and purchase newer communities at yields that were not significantly dissimilar. This is a condition attributable to strong investor demand fueled by low interest rates and readily available debt and equity funds for investment. We took advantage of such pricing by selling five of our older properties with an average age of 36 years and replacing them with three properties just four years old. The result is a higher-quality, more efficient portfolio in superior locations and, we believe, with better prospects for growth. In connection with the sales, we recognized gains totaling $80 million. These gains are not reflected in our FFO results.

As part of our repositioning strategy, shortly before the end of 2003, we made the decision to exit the Charlotte market and to expand our investments in supply constrained markets in the Mid-Atlantic that offer better opportunities for cash flow growth. While we expect to realize a gain on the sale of one property and a loss on the other, generally accepted accounting principles required us to record an impairment charge of $4 million ($.22 per share) during the fourth quarter relating to the sale of the loss property. The loss is reflected in our FFO results.

We also took advantage of an opportunity to access attractively priced capital during the year, selling $74.8 million of convertible senior notes in a private offering. Just after the year ended we raised another $34.9 million through a sale of common shares at a negotiated price of $24.80 per share. The combined proceeds of the offerings will be used primarily for property acquisitions and capital improvements.

During the year we implemented further enhancements to our sophisticated technology-based accounting and property information systems and enjoyed the many benefits of the second full year of guidance and leadership of our senior management team.

We again want to thank our management and staff for their ongoing commitment to high levels of performance and their devotion to the principles and objectives of the Trust. We also thank you, our shareholders, for your interest and support and assure you that we will continue to strive to make Town and Country the best it can be.

Harvey Schulweis
Chairman
President and Chief Executive Officer

Highlights of Financial Results

$11,752,000
$8,160,000
$7,860,000
$5,712,000
$3,039,000[2]

Funds from Operations[1]

99 00 01 02 **03** (baseline $10,000,000)

$1.72
$1.68
$1.64

Dividends

99 00 01 02 **03** (baseline $1.50)

$68,261,000
$65,921,000
$65,761,000
$63,077,000
$56,808,000

Net Operating Income[4]

99 00 01 02 **03** (baseline $50,000,000)

$113,017,000
$107,401,000
$91,538,000

Operating Revenues

99 00 01 02 **03** (baseline $80,000,000)

[1] Funds From Operations ("FFO") is computed as net income (loss) (computed in accordance with accounting principles generally accepted in the United States) excluding gains and losses from sales of operating properties, plus real estate depreciation. This computation of FFO is consistent with the formal definition promulgated by the National Association of Real Estate Investment Trusts (NAREIT).

[2] Includes $4,000,000 for impairment charge.

[3] Includes $3,338,000 for separation expense.

[4] Net operating income is defined as rental income less operating expenses.

Portfolio Repositioning and Enhancement We took significant steps in our strategy of repositioning our portfolio through selective disposition of older properties at prices that we believe to be historically attractive. We have recycled this capital with a focus on newer properties in submarkets we believe to have good growth potential, high barriers to entry, limited land available for development and, consequently, a healthy supply/demand ratio that should continue going forward.

In April, we acquired The Courts of Avalon and the Excalibur at Avalon, which are located on adjoining parcels less than a mile north of the Beltway in the Baltimore suburb of Pikesville.








LIONSGATE



The Courts of Avalon, completed in 1999, contains 258 garden-style apartments of which two-thirds have two or three bedrooms. All units have a washer and dryer and attached private garage and access to community amenities, which include swimming pool, putting green, clubhouse, fitness center and media/conference center with large-screen television.

The Excalibur was completed in 2000 and contains 147 units in a four-story elevatored building with rooftop swimming pool, sun deck and tennis court. Other amenities include a great room with fireplace, media room, library and structured parking. More than 80% of the apartments have two or three bedrooms.

In the Fall, we purchased Windsor at Lionsgate, which is located just two hundred yards from another one of our communities in the Washington suburb of Herndon, VA. The property, which we have renamed Lionsgate Apartment Homes, was completed in 2000 and contains 328 garden-style apartments and townhouses, 73% of which have two or three bedrooms. The gated community features a swimming pool, lighted tennis court, state-of-the-art clubhouse/leasing center, conference and fitness centers.

The Trust continues to devote substantial funds to the improvement and repositioning of the core portfolio. Reinvestment is essential to achieving our objectives of attracting and retaining quality residents in Town & Country apartment homes. In 2003, more than $19.7 million was invested in our upgrade campaign, including remodeling kitchens and bathrooms, adding washers, dryers and microwaves and making other improvements such as the installation of new vinyl siding.





The Clubhouse at The Courts of Avalon











We plan to continue to aggressively upgrade our portfolio and have budgeted for over $30 million in improvements for 2004. Major projects include $24 million for the rehabilitation of kitchens and bathrooms in several communities, with the installation of washers and dryers in many of the units. An additional $4 million is planned for new energy-efficient windows and entrance doors as well as vinyl siding projects. Over $2 million is planned for two new state-of-the-art community clubhouses at Greensview Apartment Homes and Town & Country Rossville. Both include a leasing office, business center, community room, fitness center and pool with sundeck. Along with enhancing the lifestyles of our residents, we are committed to increasing rent and occupancy levels as well as the quality of our multifamily product in the marketplace.

Just as important as our investment in our properties is our investment in our people. In 2003, we introduced a training program designed to enhance our associates' customer service skills and Town & Country's resident service culture. "The Customer®" is a ten-week program that builds the skills and behaviors required to provide excellent service to current and prospective residents. In 2003, we conducted this course at all of our Florida communities and two Baltimore communities. Besides enhanced resident service, the course has resulted in improved teamwork and lower associate turnover. We plan to conduct the course at every community and integrate this training, along with follow-up sessions, in our ongoing associate development program.

Opportunistic Accessing of Capital Markets

To take advantage of prevailing low interest rates, in August we sold $74.75 million of 5.375% Convertible Senior Notes to a qualified institutional buyer in a private offering. The notes will mature on August 15, 2023 and will be convertible under certain circumstances into common shares at an initial conversion rate of 39.20185 shares per $1,000 principal amount of notes, corresponding to a conversion price of $25.509 per share, subject to adjustment. A provision of the indenture, however, prohibits conversion until the market price of our common shares reaches $30.61 per share.

Interest expense relating to the notes was $1.7 million during 2003. Interest expense on mortgage debt increased $1.9 million to $27.1 million versus $25.2 million in the prior year. This reflected a $45.4 million increase in the average amount of mortgage debt on continuing operations to $455.4 million primarily as the result of borrowings in connection with the 2003 acquisitions as well as the funding of the ongoing property redevelopment/improvement program. The weighted average interest rate on the average amount of mortgage debt outstanding was 5.74% in 2003 compared to 6.01% last year.

In July, the Board authorized a share repurchase program whereby the Trust can repurchase up to 1,500,000 of its common shares in the open market or in privately negotiated transactions through July 2004. In August we repurchased 646,800 of our common shares at $23.19 per share, aggregating $15 million, in privately negotiated transactions.

...rtfolio by Market

Name	Location	Number of Apartments
Baltimore		
Bowleys Quarters	Baltimore	462
Courts of Avalon	Pikesville	258
...calibur at Avalon	Pikesville	147
...reensview/West	Ellicott City	1,350
...infield	Perry Hall	75
...rford	Carney	336
...llows	Glen Burnie	336
...dgeview	Rossyville	257
...ssville	Rossville	692
...eeplechase	Cockeysville	540
...ersailles	Towson	210
...oodhill	Glen Burnie	334
Washington DC		
...thern Virginia		
Barton's Crossing	Alexandria	532
Carlyle Station	Manassas	408
Lionsgate	Herndon	328
McNair Farms	Herndon	283
The Glen	Leesburg	134
University Heights	Ashburn	466
...aryland Suburbs		
...y Run	Germantown	218
...ll Oaks	Laurel	352
...atkins Station	Gaithersburg	210
...llow Lake	Laurel	456
...elaware		
...ristina Mill	Newark	228
...onegate	Elkton	260
Pennsylvania		
...mmaus	Emmaus	329
...anover	Hanover	215
...idden Village	Allentown	264
...ncaster East	Lancaster	272
...ncaster West	Lancaster	413
...olling Hills	York	184
...rk	York	396
Charlotte		
Forest Ridge	Charlotte	330
The Fairington	Charlotte	250
...orida		
...lando		
...rkman	Orlando	370
...elve Oaks	Orlando	284
...indermere Lakes	Orlando	276
...rasota/Bradenton		
...ven's Run	Sarasota	274
...cIntosh	Sarasota	212
...rico	Bradenton	256
...lm Beach		
...ardens East	Palm Beach ...ardens	448
...tal Units		13,645

Financial Report

Selected Financial Data

(In thousands, except per share data) / Year ended December 31,	2003	2002	2001	2000	1999
Operating Data					
Rental income	$118,017	$110,232	$107,401	$100,238	$ 91,538
Operating expenses	49,756	44,311	41,640	37,161	34,730
Net operating income	68,261	65,921	65,761	63,077	56,808
Depreciation and amortization	21,387	18,483	17,645	18,721	20,758
Interest expense	28,785	25,216	24,387	27,148	23,842
General and administrative expenses	5,658	5,262	4,820	3,883	3,331
Separation expense	—	—	3,338	—	—
Gain on sales of operating properties	—	—	—	9,461	7,073
Income before discontinued operations and minority interest	12,431	16,960	15,571	22,786	15,950
Income allocated to minority interest from continuing operations	(1,681)	(2,269)	(2,110)	(3,108)	(2,185)
Minority interest distributions less than (in excess of) earnings	576	(576)	—	—	—
Income from continuing operations	11,326	14,115	13,461	19,678	13,765
Discontinued operations:					
Income from discontinued operations	2,054	3,669	1,730	3,026	2,117
Gain on sales of properties	80,081	—	—	—	—
Impairment of assets held for disposition	(4,000)	—	—	—	—
Income allocated to minority interest from discontinued operations	(10,693)	(492)	(235)	(413)	(290)
Income from discontinued operations	67,442	3,177	1,495	2,613	1,827
Net income[1]	$ 78,768	$ 17,292	$ 14,956	$ 22,291	$ 15,592
Basic earnings per share:					
Income from continuing operations	$ .72	$ .88	$ .86	$ 1.26	$ .88
Income from discontinued operations	4.27	.20	.09	.17	.12
Net income	$ 4.99	$ 1.08	$ .95	$ 1.43	$ 1.00
Diluted earnings per share:					
Income from continuing operations	$ .70	$ .87	$ .84	$ 1.24	$ .87
Income from discontinued operations	4.20	.20	.09	.16	.12
Net income	$ 4.90	$ 1.07	$ .93	$ 1.40	$ .99

Selected Financial Data

(In thousands)	2003	2002	2001	2000	1999
Balance Sheet Data at Year-end					
Real estate assets, at cost	$ 814,766	$ 671,519	$ 648,646	$ 629,207	$ 606,182
Net real estate assets	538,163	415,665	411,189	409,261	392,142
Real estate and other assets held for disposition	32,561	73,336	74,119	75,419	74,755
Total assets	588,990	503,785	498,962	498,552	480,522
Mortgage notes payable	427,318	422,003	390,587	390,946	376,125
Notes payable – unsecured	—	—	16,000	5,000	—
5.375% Convertible Senior Notes	74,750	—	—	—	—
Mortgage notes payable and other liabilities held for disposition	23,734	71,346	70,175	70,191	70,050
Minority interest	7,556	—	905	2,803	3,424
Shareholders' equity (deficit)	39,362	(1,610)	9,492	20,052	22,049

(In thousands, except per share data) / Year ended December 31,	2003	2002	2001	2000	1999
Supplemental Information					
Dividends declared per share	$ 1.72	$ 1.72	$ 1.72	$ 1.68	$ 1.64
Net cash provided by operating activities	$ 43,107	$ 42,875	$ 42,221	$ 38,875	$ 35,488
Net cash used in investing activities	(30,585)	(25,615)	(21,335)	(30,474)	(65,734)
Net cash (used in) provided by financing activities	(12,896)	(16,311)	(20,456)	(9,419)	28,742
Reconciliation of net income to funds from operations:					
Net income[1]	$ 78,768	$ 17,292	$ 14,956	$ 22,291	$ 15,592
Income allocated to minority interest	11,798	3,337	2,345	3,521	2,475
Gain on involuntary conversion	(621)	—	—	—	—
Gain on sales of properties	(80,081)	—	—	(9,461)	(7,073)
Real estate depreciation	23,175	21,153	20,359	21,809	24,718
Funds from operations[1,2]	$ 33,039	$ 41,782	$ 37,660	$ 38,160	$ 35,712

[1] *Net income and funds from operations for the year ended December 31, 2003 include a $4,000,000 impairment charge on one of the Charlotte properties held for disposition. Net income and funds from operations for the year ended December 31, 2001 include a charge of $3,338,000 related to the departure of two senior executives and one other officer.*

[2] *Funds from operations ("FFO") is computed as net income (loss) (computed in accordance with accounting principles generally accepted in the United States) ("GAAP") excluding gains and losses from sales and involuntary conversions of operating properties, plus real estate depreciation and income allocated to minority interest. This computation of FFO is consistent with the formal definition promulgated by the National Association of Real Estate Investment Trusts (NAREIT). The reconciliation of FFO to Net Income, the most directly comparable financial measure calculated in accordance with GAAP, is included in the table above. Management generally considers FFO to be a useful measure for reviewing the comparative operating performance of the Trust between periods or as compared to other companies, without giving effect to real estate depreciation and amortization, which assumes that the value of real estate diminishes predictably over time and which can vary among owners of similar assets based upon historical cost and useful life estimates. FFO should not be considered an alternative to net income as a measure of performance nor does it represent cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs.*

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements The matters discussed herein include certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends that such forward-looking statements be subject to the safe harbors created by such Acts. Words and phrases such as "looking ahead," "we are confident," "should be," "will be," "predicted," "believe," "expect," "anticipate," and similar expressions identify forward-looking statements. These forward-looking statements reflect the Company's current views regarding future events and financial performance but are subject to many known and unknown risks, uncertainties, and other factors relating to the Company's operations and business environment which may cause the actual results of the Company to differ materially from any future results expressed or implied by such forward-looking statements. Such factors include, but are not limited to, interest rate fluctuations; competition for tenants and acquisitions from others, many of whom may have greater financial resources than the Company; changes in rental rates which may be charged by the Company in response to market rental rate changes or otherwise; changes in federal income tax laws and regulations; any changes in the Company's capacity to acquire additional apartment properties and any changes in the Company's financial condition or operating results due to the acquisition of additional apartment properties; unanticipated increases in rental expenses due to factors such as casualties to the Company's apartment properties or adverse weather conditions in the geographic locations of the Company's apartment properties; and local economic and business conditions, including, without limitation, conditions which may affect public securities markets generally, the real estate investment trust industry, or the markets in which the Company's apartment properties are located. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, there can be no assurance that such statements will prove to be accurate. In view of the significant uncertainties associated with such forward-looking statements, the inclusion of this information should not be construed as a representation by the Trust that the results or conditions described in such statements will be achieved. The Company undertakes no obligation to update publicly or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Overview

The Town and Country Trust, organized in 1993, is a real estate investment trust ("REIT") focused on the ownership and operation of middle income multifamily apartment communities in selected markets in the Mid-Atlantic and Southeast regions of the U. S. The Company seeks to acquire additional apartments in certain of its existing markets, particularly in the Greater Washington, D. C. and Baltimore metropolitan areas. The Company is also interested in pursuing multifamily investment opportunities in other "high barrier to entry" markets within its operating region. In 2003, the Company acquired three apartment communities with an average age of 4.3 years while disposing of five apartment communities with an average age of 35.8 years. The newly acquired assets are expected to have more predictable operating expenses and reduced capital expenditure requirements that will lead to better sustainable operating cash flows. At December 31, 2003, the Company owned 38 apartment communities with 13,065 apartment homes classified as real estate held for investment and 2 apartment communities with 580 apartment homes classified as real estate held for disposition.

Critical Accounting Policies

The Company's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Impairment of Real Estate Assets The Company periodically evaluates its apartment communities for potential impairment indicators. Judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of the apartment communities. Future events could cause management to conclude that impairment indicators exist and that the Company's portfolio of apartment communities is impaired. Any resulting impairment loss could have a material adverse impact on the Company's financial condition and results of operations.

Real Estate The Company capitalizes expenditures made to acquire new assets, substantially improve the value of an existing asset or extend its useful life. Any expenditure to repair or maintain an existing asset in normal operating condition is expensed as incurred.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. In assessing estimated useful lives, the Company makes assumptions based on historical experience acquired from both within and outside the Company.

The Company accounts for property acquisitions utilizing the purchase method, and accordingly, the results of the acquisition properties are included in the Company's results of operations from the date of acquisition. The Company allocates the purchase price to the acquired tangibles, consisting of land, building and improvements, and if material, to identified intangible assets and liabilities, consisting of above/below market leases and at-market leases in place based on their fair values.

Revenue Recognition Revenue from rental property is recognized when due from tenants. Leases are generally for terms of one year or less.

Gains on sales of real estate assets are recognized pursuant to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 66, *Accounting for Sales of Real Estate*. The specific timing of the recognition of the sale and the related gain is measured against the various criteria in SFAS No. 66 related to the terms of the transactions and the Company's continuing involvement, if any, associated with the assets sold. To the extent the sales criteria are not met, the Company defers gain recognition until the sales criteria are met.

Discontinued Operations On January 1, 2002, the Company adopted SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* which requires that the assets and liabilities and the results of operations of any communities which have been sold since January 1, 2002, or otherwise qualify as held for sale, be presented as discontinued operations in the Company's Consolidated Financial Statements in both current and prior periods presented. The community specific components of net income that are presented as discontinued operations include net operating income, depreciation expense, minority interest and interest expense. In addition, the net gain or loss (including any impairment charge) on the disposition of communities held for sale is presented as discontinued operations. A change in presentation for discontinued operations will not have any impact on the Company's financial conditions or results of operations. Real estate assets held for sale are measured at the lower of the carrying amount or the fair value less costs to sell, and are presented separately in the accompanying Consolidated Balance Sheet. Subsequent to classification of a community as held for sale, no further depreciation is recorded on the assets.

Hedge Accounting The Company carries all derivative financial instruments as assets or liabilities on its balance sheets at fair value. Changes in fair value of these instruments, which qualify as cash flow hedges, are recorded as a component of other comprehensive income (loss). Any ineffective portion of the change in value is recorded to current period earnings.

Results of Operations

The Company's results include the results of both continuing and discontinued operations. Discontinued operations reflect operations of two apartment communities (580 apartment homes) that are being marketed for sale at December 31, 2003, and five apartment communities (2,325 apartment homes) that were sold during the year. Results from these properties are reflected in the caption "Income from Discontinued Operations" in the accompanying statement of operations. The Company's results from continuing operations consist of both "Same Store" results and results of new acquisitions. "Same Store" results reflect results from 12,332 apartment homes owned and operated throughout both 2003 and 2002. Results from new acquisitions include results from three communities (733 apartment homes) acquired in 2003.

Year ended December 31, 2003 compared to year ended December 31, 2002 Net income for 2003 was $78,768,000, or $4.90 per diluted share, an increase of $61,476,000 from $17,292,000, or $1.07 per diluted share, for the year ended December 31, 2002. Included in net income is an $80,081,000 gain resulting from the sale of three communities in July 2003 and two communities in November 2003. Also included in net income is a $4,000,000 impairment charge recorded on a property held for disposition. The increase in operating and other expenses exceeded the increase in rental income for the year, despite the acquisition of three properties, resulting in a decrease in income before discontinued operations and minority interest. The increase in expenses was primarily attributable to an increase in interest costs related to the issuance of the convertible senior notes and the effect of floating to fixed interest rate swaps, abnormally high weather related expenses associated with the harsh winter of 2003, significantly higher energy costs, principally associated with natural gas rates, real estate tax increases and significantly increased insurance costs related to the 2002 annual renewal of the Company's insurance program. Net income available to common shareholders also reflects a reallocation of additional income to minority interests in prior periods as discussed below.

Continuing Operations – *Same Store Communities*
Operating results for the Same Store communities are set forth in the table below:

(In thousands) / Year ended December 31,	**2003**	2002	Change	
Rental income	$ 112,660	$ 110,232	$ 2,428	2.2%
Operating expenses	47,656	44,311	3,345	7.5%
Net operating income	$ 65,004	$ 65,921	$ (917)	(1.4)%

A reconciliation between net income and Same Store net operating income is as follows:

(In thousands) / Year ended December 31,	**2003**	2002
Same Store net operating income	$ 65,004	$65,921
(Add) deduct:		
Real estate depreciation	20,675	17,797
Interest expense	28,785	25,216
General and administrative	5,658	5,262
Other depreciation and amortization	712	686
Income from discontinued operations	(78,135)	(3,669)
Net operating income from acquisitions	(3,257)	—
Income allocated to minority interest	11,798	3,337
Net income	$ 78,768	$17,292

Same Store rental income for the year ended December 31, 2003, grew by $2,428,000, or 2.2%, reflecting an average rental rate increase of 2.1% and no change in physical occupancy at 93.6%. Occupancy and average rent statistics for the Company's operating markets are as follows:

		Average Monthly Rent			Occupancy		
	% of Portfolio[1]	**2003**	2002	Change	**2003**	2002	Change
Baltimore, Maryland	37.2%	$ 734	$ 703	4.4%	93.2%	93.9%	(0.7)%
Metropolitan Washington DC							
Northern Virginia	14.8%	1,036	1,045	(0.9)%	94.4%	93.0%	1.4%
Maryland Suburbs	10.0%	908	869	4.5%	92.9%	93.7%	(0.8)%
Pennsylvania	16.8%	638	632	0.9%	94.4%	94.4%	0.0%
Orlando, Florida	7.6%	715	721	(0.8)%	91.7%	91.5%	0.2%
Sarasota/Bradenton, Florida	6.0%	744	746	(0.3)%	93.2%	92.9%	0.3%
Newark, Delaware	4.0%	881	858	2.7%	94.1%	95.0%	(0.9)%
Palm Beach Gardens, Florida	3.6%	901	883	2.0%	94.3%	95.7%	(1.4)%
Same Store Total	100.0%	$ 791	$ 775	2.1%	93.6%	93.6%	0.0%

[1] *Based on number of Same Store apartment homes.*

Same Store operating expenses for the year ended December 31, 2003, increased 7.5%, or $3,345,000, to $47,656,000 from $44,311,000 in 2002. Operating expenses reflect an increase in real estate taxes and insurance of $1,010,000, or 9.2%. Of the increase, $556,000 is attributable to the renewal of the Company's 2002-2003 insurance program, and the remaining $454,000 results from increased real estate taxes in certain of the Company's markets. Repairs and maintenance also increased $1,137,000, or 8.8%, to $14,035,000 from $12,898,000 as the Company experienced approximately $351,000 in increased payroll and snow removal cost related to the record snowfall experienced on the East Coast early in the year. An additional $515,000 of the increase reflects increased payroll and related expenses associated with higher staffing levels, lower associate turnover and other increased benefit costs. The harsh weather during the early months of 2003 and rising natural gas prices also adversely affected the company's utility costs, which increased $677,000, or 10.6%, for the year ended December 31, 2003. Other expense increased $538,000, or 5.3%, to $10,682,000 from $10,144,000 as the Company continues to experience increased personnel and related benefit costs associated with the development of its human resources and technology infrastructure started in 2001. As a result, Same Store net operating income (i.e., rental income less operating expenses) decreased $917,000, or 1.4%, to $65,004,000 from $65,921,000.

Acquisitions During the year ended December 31, 2003, the three acquired communities experienced occupancy of 92.2% and contributed rental income of $5,357,000, operating expenses of $2,100,000, and net operating income of $3,257,000.

Interest Expense During the year ended December 31, 2003, the Company issued $74,750,000 of 5.375% Convertible Senior Notes due 2023. Interest expense related to the notes was $1,659,000. Interest expense on mortgage debt increased $1,910,000, or 7.6%, to $27,126,000 from $25,216,000 last year. This increase reflects an increase in the average amount of outstanding debt attributable to continuing operations during the year to $455.4 million versus $410.0 million during last year, primarily as a result of borrowings incurred in connection with the 2003 acquisitions and with the funding of the Company's ongoing capital improvement program. During the current year, the weighted average interest rate attributable to the Company's average amount of continuing debt outstanding, excluding the Convertible Senior Notes was 5.74% compared to 6.01% for last year.

Discontinued Operations For the year ended December 31, 2003, income from discontinued operations after minority interest was $67,442,000 compared to $3,177,000 for last year. The income from discontinued operations year includes an $80,081,000 gain related to the sale of five apartment communities containing 2,325 apartment homes in the Baltimore, Maryland suburbs. It also includes a $4,000,000 impairment charge recorded on one of the Charlotte properties held for disposition at December 31, 2003.

Distributions to Minority Interest (Less than) in Excess of Earnings Accounting principles generally accepted in the United States require that, for financial reporting purposes, an additional allocation of income be made to the minority interest account in an amount necessary to keep such balance from falling below zero since there is no requirement for the unit holders to make additional contributions. During 2003, earnings were in excess of distributions to minority interests and, therefore, the Company reallocated the $576,000 that had previously been so allocated to the minority interests.

Year ended December 31, 2002 compared to year ended December 31, 2001 Net income for 2002 was $17,292,000, or $1.07 per diluted share, an increase of $2,336,000 from $14,956,000, or $.93 per diluted share, for the year ended December 31, 2001. Net income for 2001 includes a charge of $3,338,000 related to the departure of two senior executives and one other officer.

Continuing Operations The Company had no acquisition activity during 2002 and 2001 and, therefore, the Company's results from continuing operations represent results on a Same Store basis. Operating results for continuing operations are set forth in the table below:

(In thousands) / Year ended December 31,	2002	2001	Change	
Rental income	$ 110,232	$ 107,401	$ 2,831	2.6%
Operating expenses	44,311	41,640	2,671	6.4%
Net operating income	$ 65,921	$ 65,761	$ 160	0.2%

A reconciliation between net income and net operating income is as follows:

(In thousands) / Year ended December 31,	2002	2001
Net operating income	$ 65,921	$ 65,761
(Add) deduct:		
Real estate depreciation	17,797	17,154
Interest expense	25,216	24,387
General and administrative	5,262	4,820
Other depreciation and amortization	686	491
Income from discontinued operations	(3,669)	(1,730)
Separation expense	—	3,338
Income allocated to minority interest	3,337	2,345
Net income	$ 17,292	$ 14,956

Rental income in 2002 grew by $2,831,000, or 2.6%, reflecting average rental rate increases of 3.5% and a 0.9% decline in physical occupancy to 93.6%. Occupancy and average rent statistics for the Company's operating markets are as follows:

		Average Monthly Rent			Occupancy		
	% of Portfolio[1]	2002	2001	Change	2002	2001	Change
Baltimore, Maryland	37.2%	$ 703	$ 660	6.5%	93.9%	95.6%	(1.7)%
Metropolitan Washington DC							
Northern Virginia	14.8%	1,045	1,051	(0.6)%	93.0%	93.9%	(0.9)%
Maryland Suburbs	10.0%	869	803	8.2%	93.7%	94.3%	(0.6)%
Pennsylvania	16.8%	632	624	1.3%	94.4%	95.3%	(0.9)%
Orlando, Florida	7.6%	721	733	(1.6)%	91.5%	91.5%	0.0%
Sarasota/Bradenton, Florida	6.0%	746	722	3.3%	92.9%	93.2%	(0.3)%
Newark, Delaware	4.0%	858	822	4.4%	95.0%	96.3%	(1.3)%
Palm Beach Gardens, Florida	3.6%	883	865	2.1%	95.7%	92.2%	3.5%
Total	100.0%	$ 775	$ 749	3.5%	93.6%	94.5%	(0.9)%

[1] *Based on number of apartment homes*

Total operating expenses increased 6.4%, or $2,671,000, to $44,311,000 from $41,640,000 in 2001. Operating expenses for the period were affected by an increase in real estate taxes and insurance of $879,000, or 8.7%, to $10,945,000 from $10,066,000 due to the approximate $693,000 increase in insurance premiums as well as increased deductibles related to the Company's July 1, 2002 insurance program renewal. Repairs and maintenance increased $1,110,000, or 9.4%, to $12,898,000 from $11,788,000 as the Company experienced increases in maintenance payroll and related benefit expense and increased apartment turnover costs. Weaker markets in 2002 caused a $399,000, or 11.2%, increase in marketing and advertising expense to $3,964,000 from $3,565,000. Other expense increased $694,000, or 7.3%, to $10,144,000 from $9,450,000 as the Company continued to experience increased personnel and related benefit costs associated with the development of its human resources and technology infrastructure started in 2001. Utility costs in 2002 decreased $411,000, or 6.1%, due to reduced energy costs, primarily natural gas, associated with mild weather and decreased consumption.

Interest Expense Interest expense from continuing operations for the year ended December 31, 2002 increased $829,000, or 3.4%, to $25,216,000 from $24,387,000 in the prior year as the Company benefited from a 6.01% weighted average interest rate attributable to mortgage debt compared to 6.52% during 2001, despite an increase of $15.5 million in average borrowings.

Discontinued Operations For the year ended December 31, 2002, income from discontinued operations was $3,177,000, compared to $1,495,000 for the year ended December 31, 2001, primarily due to a decrease in interest expense as a result of lower interest rates.

Distributions to Minority Interest (Less than) in Excess of Earnings Accounting principles generally accepted in the United States require that, for financial reporting purposes, an additional allocation of income be made to the minority interest account in an amount necessary to keep such balance from falling below zero since there is no requirement for the unit holders to make additional contributions. An additional allocation of $576,000 was made to minority interest shareholders for the year ended December 31, 2002.

Funds from Operations

Funds from operations ("FFO") is computed as net income (loss) (computed in accordance with accounting principles generally accepted in the United States) ("GAAP") excluding gains and losses from sales and involuntary conversions of operating properties, plus real estate depreciation. This computation of FFO is consistent with the formal definition promulgated by the National Association of Real Estate Investment Trusts (NAREIT). The reconciliation of FFO to Net Income, the most directly comparable financial measure calculated in accordance with GAAP, is included in the table below. Management generally considers FFO to be a useful measure for reviewing the comparative operating performance of the Trust between periods or as compared to other companies, without giving effect to real estate depreciation and amortization, which assumes that the value of real estate diminishes predictably over time and which can vary among owners of similar assets based upon historical cost and useful life estimates. FFO should not be considered an alternative to net income as a measure of performance nor does it represent cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs.

While the NAREIT definition of FFO does not specifically address involuntary conversions of operating properties, management believes that such conversions are, in substance, sales of property. Since the NAREIT definition of FFO excludes gains and losses on property sales, the reported gain on involuntary conversion has, likewise, been excluded from FFO. A reconciliation between net income and FFO is as follows:

(In thousands) / Year ended December 31,	**2003**	2002	2001
Net Income	$ 78,768	$ 17,292	$ 14,956
Income allocated to minority interest	11,798	3,337	2,345
Gain on involuntary conversion	(621)	—	—
Gain on sales of operating properties	(80,081)	—	—
Real estate depreciation	23,175	21,153	20,359
Funds from operations[1,2]	$ 33,039	$ 41,782	$ 37,660
Other Data:			
Net cash provided by operating activities	$ 43,107	$ 42,875	$ 42,221
Net cash used in investing activities	(30,585)	(25,615)	(21,335)
Net cash used in financing activities	(12,896)	(16,311)	(20,456)

[1] *Funds from operations for 2003 includes a $4,000,000 impairment charge on one of the Charlotte properties held for disposition at December 31, 2003.*
[2] *Funds from operations for 2001 includes a $3,338,000 charge for separation expense relating to the departure of two senior executives and one other officer.*

Contractual Obligations and Off-Balance Sheet Commitments The following table summarizes the Company's contractual obligations as of December 31, 2003:

(In thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	$525,543	$ 661	$ 1,433	$399,139	$124,310
Operating lease obligations	1,829	511	586	586	146

See Note 6 to the Consolidated Financial Statements for a discussion of the Company's off-balance sheet obligations upon the exercise of the right of the holders of the 5.375% Convertible Senior Notes to convert their notes into common shares.

Liquidity and Capital Resources

Operating activities provided unrestricted cash for 2003 of $43,107,000 of which $31,839,000 was paid out in dividends and distributions.

The Company makes capital improvements to certain of its properties. These capital improvements include expenditures that increase the value and extend the useful life of an asset. Expenditures for ordinary repairs and maintenance are expensed as incurred. Capital improvements of $30,658,000 ($1,959 per apartment home) were made during 2003. Of this amount, $7,719,000 ($493 per apartment home) was considered to be of a normal, recurring nature. These capital expenditures generally relate to items having economic lives of 10 years or less and include the replacement of appliances, carpeting and tile plus other recurring capital expenditures such as landscaping, parking lot sealing and striping, HVAC equipment and various interior and exterior building improvements. The remaining $22,939,000 ($1,466 per apartment home) of capital improvements was considered to be non-recurring or revenue-enhancing in nature and generally relates either to (i) items having economic lives of more than 10 years or (ii) renovation projects such as the modernization of kitchen and bathrooms, new building entrances and windows, new business and fitness centers, and the addition of new appliances such as washers and dryers. The Company finances its capital improvements through a revolving credit facility and working capital.

On April 30, 2003, the Company acquired two apartment communities containing a total of 405 apartment homes in Pikesville, Maryland, a Baltimore suburb, for approximately $64.4 million, including acquisition costs. The properties were acquired through an intermediary in anticipation of the completion of a like-kind exchange under Section 1031 of the Internal Revenue Code. The Company funded the acquisitions using its existing credit facilities during the period the properties were held with the intermediary. That exchange was completed on July 31, 2003 with the sale of three apartment communities in the Baltimore suburbs containing 1,449 apartment homes for $64.4 million, net of disposition costs, and the acquisition properties were substituted as collateral in the Fannie Mae credit facility.

In April 2003, the Company refinanced two of its properties with new mortgage debt aggregating $25.2 million. The loans, which bear interest at a weighted average rate of 4.15%, mature in April 2007 and the maturity may be extended to April 2008 at the Company's option.

In April 2003, the Company expanded its existing credit facility with Fannie Mae by $49.2 million to $488.2 million based upon increases in the valuation of the properties in the collateral pool. This collateralized facility matures in 2008. At December 31, 2003, outstanding borrowings, including amounts allocated to properties held for disposition, under the facility were $375 million. Of the $375 million, $300 million bears interest at a fixed rate of 6.91%. The remaining $75 million outstanding has a weighted-average variable rate of 1.81% at December 31, 2003 and can be converted to a fixed-rate term loan at the Company's option. The Company is party to floating to fixed interest rate swaps that effectively fix the interest rate on $40 million of its floating rate debt, changing the weighted average rate at December 31, 2003 to 3.40%.

The Company has a $50 million bank line of credit. Advances under the line bear interest at 120 basis points over LIBOR and are due on demand. Up to $10 million of the line may be used for working capital purposes and $40 million may be used to fund acquisitions. In October 2003, the Company renewed this line of credit through October 2004 and at the Company's option the line may be extended through October 2005. As of December 31, 2003, no amounts were outstanding under the line.

In August 2003, the Company sold $74.75 million aggregate principal amount of 5.375% Convertible Senior Notes due 2023 in a private offering pursuant to Rule 144A under the Securities Act of 1933, as amended. The notes mature on August 15, 2023 and are convertible into the Company's common shares under certain circumstances, including if the share price exceeds $30.61 for a specified period of time. The initial conversion rate of the notes is 39.20185 per $1,000 principal amount of notes (equivalent to $25.51 per share). The conversion rate will be adjusted under certain circumstances, including stock splits, stock dividends and increases in the dividend rate over the current quarterly rate of $.43 per share. The shares will be considered in diluted earnings per share when the conditions that permit conversion have occurred. The notes are redeemable at the Company's option for shares or cash at any time on or after August 21, 2010 and are subject to repurchase at the option of the holder on August 15, 2008, August 15, 2010, August 15, 2013 and August 15, 2018, or upon the occurrence of certain events. The notes are unsecured and unsubordinated obligations of the Company. Concurrent with the offering, the Company used approximately $15.0 million of the proceeds to repurchase and retire 646,800 of its common shares ($23.19 per share) in privately negotiated transactions.

On September 29, 2003, the Company acquired an apartment community containing 328 apartment homes in Herndon, Virginia, for approximately $53.0 million, including acquisition costs. The property was acquired through an intermediary in anticipation of the completion of a like-kind exchange under Section 1031 of the Internal Revenue Code. The Company funded the acquisition during the period the property was held with the intermediary using proceeds from the issuance of its Convertible Senior Notes. The exchange was completed on November 5, 2003, with the sale of two apartment communities in the Baltimore suburbs containing 876 apartment homes for $52.8 million and the acquisition property was substituted as collateral in the Fannie Mae credit facility.

The following table sets forth certain information regarding the Company's outstanding indebtedness as of December 31, 2003:

(Dollar amounts in thousands)	Amount	% of Debt	Interest Rate[2]	Maturity
Fixed Rate Debt:				
Secured facility[1]	$ 340,000	64.7%	6.64%	2008
Conventional mortgages	52,318	9.9%	6.18%	2007–2009
Total fixed	392,318	74.6%	6.55%	
Floating Rate Debt:				
Revolving credit facility[1]	35,000	6.7%	2.06%	2008
Total floating	35,000	6.7%	2.06%	
Convertible Senior Notes	74,750	14.2%	5.38%	2023
Mortgage notes payable held for disposition	23,475	4.5%	6.81%	2009
Total debt	$ 525,543	100.0%	6.09%	

[1] The information shown for this debt gives effect to two interest rate swap agreements that have the effect of fixing the interest rate on $40 million of debt at approximately 4.57% from January 2003 to April 2007.
[2] Weighted average

Interest Rate Sensitivity The following table provides information about the Company's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps and caps, the table presents notional amounts and weighted average interest rates or strike rates by contractual maturity dates.

(In thousands)	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value at 12/31/03
Long-term Debt								
Fixed Rate	$ 661	$ 697	$ 736	$ 23,841	$300,298	$124,310	$450,543	$492,225
Avg. Interest Rate	6.8%	6.8%	6.8%	6.8%	6.7%	6.1%		
Floating Rate	—	—	—	—	75,000	—	75,000	75,000
Avg. Interest Rate	(1)	(1)	(1)	(1)	(1)	—		
Interest Rate Derivative Financial Instruments Related to Debt								
Interest Rate Swaps								
Pay Fixed/Receive Variable	—	—	—	40,000	—	—	40,000	(1,708)
Avg. Pay Rate	4.16%	4.16%	4.16%	4.16%	—	—		
Avg. Receive Rate	(2)	(2)	(2)	(2)	—	—		
Interest Rate Caps								
Notional Amount	—	—	—	148,172	—	—	148,172	209
Strike Rate	—	—	—	8.7%	—	—		

(1) Average variable interest rate is equivalent to the Fannie Mae MBS pass-through rate plus 49 basis points.
(2) Average receive rate is equivalent to LIBOR.

At December 31, 2002, the Company had fixed rate debt outstanding of $360,614,000, which had a fair value of $404,690,000.

The Company's primary market risk exposure relates to changes in interest rates associated with the variable rate portion of its secured credit facility and its bank line of credit. The Company had $35 million in variable rate debt outstanding at December 31, 2003, including amounts allocated to properties held for disposition, but excluding amounts on which the interest rates are effectively fixed by floating to fixed interest rate swap agreements. A hypothetical 100 basis point increase in interest rates in 2004 over the rates in effect during 2003 would result in an increase of interest expense and a corresponding decrease in income before discontinued operations and minority interest of approximately $245,000. This estimate incorporates only those exposures that exist as of December 31, 2003 and does not consider exposures that could arise after that date. This estimate takes into consideration that the interest rate related to the $75 million revolving credit facility has different tranches with various rollover dates throughout 2004 that effectively fix the interest rate through the rollover dates.

The Company uses interest rate protection agreements to reduce the potential impact of increases in interest rates as required by the loan agreement covering its secured credit facility. The Company maintains two interest rate protection agreements, for $139 million and $49.2 million, capping the Company's exposure to LIBOR at 9.35% and 7.5%, respectively, through March 2007. In addition, the Company executed two $20 million floating to fixed interest rate swaps to effectively fix the interest rate on $40 million of floating rate debt under the secured facility at a blended rate of approximately 4.57%. The Company simultaneously sold two $20 million interest rate caps, capping the Company's exposure to LIBOR at 9.35%. These interest rate protection agreements hedge interest payments consistent with the Company's risk management objective and strategy to reduce exposure to variability in cash flows attributable to increases in LIBOR.

In July 2002, the Company adopted a Dividend Reinvestment and Share Purchase Plan (the "Plan") pursuant to which shareholders may purchase additional shares of beneficial interest through reinvestment of dividends or by optional cash investment. Shares may be acquired by the Plan either from the Company issuing new shares or by the Plan administrator acquiring shares in the open market. The Company has registered 750,000 common shares of beneficial interest for potential issuance under the Plan. During 2003, the Plan acquired a total of 145,720 shares, including 144,135 newly issued shares purchased directly from the Company at an average per share price of $23.50, for an aggregate of $3,387,000.

Management believes that the Company has and will have access to the capital resources necessary to adequately fund its business. The Company expects that adequate cash will be available to fund its operating and administrative expenses, normal capital expenditures, debt service obligations and payments of dividends in the foreseeable future.

The Company believes that the direct effects of inflation upon its operations are inconsequential. Substantially all of the leases of the properties are for a term of one year or less, which enables the Company to seek increased rents upon renewal or reletting of apartment units. Such short-term leases minimize the risk of the adverse effects of inflation; however, as a general rule, such leases permit tenants to leave at the end of the lease term without penalty.

Consolidated Balance Sheets

(In thousands, except share data) / December 31,	**2003**	2002
Assets		
Real estate held for investment (Note 3):		
Land	$ 103,325	$ 90,521
Buildings and improvements	702,352	573,003
Other	9,089	7,995
	814,766	671,519
Less accumulated depreciation	276,603	255,854
	538,163	415,665
Real estate and other assets held for disposition (Note 4)	32,561	73,336
Cash and cash equivalents	2,267	2,641
Restricted cash (Note 2)	2,415	2,660
Deferred financing costs, net	6,628	3,652
Other assets	6,956	5,831
Total assets	$ 588,990	$ 503,785
Liabilities and Shareholders' Equity (Deficit)		
Mortgage notes payable (Note 5)	$ 427,318	$ 422,003
5.375% Convertible Senior Notes (Note 6)	74,750	—
Mortgage notes payable and other liabilities held for disposition (Note 4)	23,734	71,346
Accrued interest	4,021	1,835
Accounts payable and other liabilities	9,157	7,521
Security deposits	3,092	2,690
Minority interest	7,556	—
Total liabilities	549,628	505,395
Shareholders' equity (deficit) (Notes 1 and 9):		
Common shares of beneficial interest ($0.01 par value), 500,000,000 shares authorized, 15,858,619 and 16,259,065 issued and outstanding at December 31, 2003 and 2002, respectively	159	163
Additional paid-in capital	316,926	326,789
Distributions in excess of accumulated earnings	(272,370)	(323,541)
Deferred compensation – restricted stock	(3,299)	(2,997)
Accumulated other comprehensive loss	(2,054)	(2,024)
Total shareholders' equity (deficit)	39,362	(1,610)
Total liabilities and shareholders' equity (deficit)	$ 588,990	$ 503,785

See accompanying notes.

Consolidated Statements of Operations

(In thousands, except per share data) / Year ended December 31,	2003	2002	2001
Revenues:			
Rental income	$118,017	$110,232	$107,401
Expenses:			
Operating expenses:			
Real estate taxes and insurance	12,647	10,945	10,066
Utilities	7,181	6,360	6,771
Repairs and maintenance	14,664	12,898	11,788
Marketing and advertising	4,172	3,964	3,565
Other	11,092	10,144	9,450
Total operating expenses	49,756	44,311	41,640
Real estate depreciation	20,675	17,797	17,154
Interest expense	28,785	25,216	24,387
General and administrative	5,658	5,262	4,820
Other depreciation and amortization	712	686	491
Separation expense (Note 8)	—	—	3,338
	105,586	93,272	91,830
Income before discontinued operations and minority interest	12,431	16,960	15,571
Income allocated to minority interest from continuing operations	(1,681)	(2,269)	(2,110)
Minority interest distribution less than (in excess of) earnings (Note 12)	576	(576)	—
Income from continuing operations	11,326	14,115	13,461
Discontinued operations:			
Income from discontinued operations	2,054	3,669	1,730
Gain on sales of properties (Note 4)	80,081	—	—
Impairment of assets held for disposition (Note 4)	(4,000)	—	—
Income allocated to minority interest from discontinued operations	(10,693)	(492)	(235)
Income from discontinued operations	67,442	3,177	1,495
Net income	$ 78,768	$ 17,292	$ 14,956
Basic earnings per share (Note 1):			
Income from continuing operations	$ 0.72	$ 0.88	$ 0.86
Income from discontinued operations	4.27	0.20	0.09
Net income	$ 4.99	$ 1.08	$ 0.95
Diluted earnings per share (Note 1):			
Income from continuing operations	$ 0.70	$ 0.87	$ 0.84
Income from discontinued operations	4.20	0.20	0.09
Net income	$ 4.90	$ 1.07	$ 0.93
Weighted average common shares outstanding – basic	15,773	15,961	15,727
Dilutive effect of outstanding options and restricted shares	298	253	370
Weighted average common shares outstanding – diluted	16,071	16,214	16,097
Dividends declared and paid per share outstanding	$ 1.72	$ 1.72	$ 1.72

See accompanying notes.

Consolidated Statements of Shareholders' Equity (Deficit)

(In thousands, except per share data)	Common Shares of Beneficial Interest — Shares	Common Shares of Beneficial Interest — Amount	Additional Paid-In Capital	Distributions in Excess of Accumulated Earnings	Deferred Compensation	Other Comprehensive Loss	Total
Balance at January 1, 2001	16,009	$160	$322,962	$(300,194)	$(2,876)	$ —	$ 20,052
Comprehensive income:							
Net income	—	—	—	14,956	—	—	14,956
Comprehensive income	—	—	—	14,956	—	—	14,956
Dividends declared ($1.72 per share)	—	—	—	(27,654)	—	—	(27,654)
Amortization of deferred compensation	—	—	—	—	1,284	—	1,284
Share options exercised	59	1	853	—	—	—	854
Issuance of restricted share awards	20	—	378	—	(378)	—	—
Balance at December 31, 2001	16,088	161	324,193	(312,892)	(1,970)	—	9,492
Comprehensive income:							
Net income	—	—	—	17,292	—	—	17,292
Unrealized loss on derivative financial instruments (Note 14)	—	—	—	—	—	(2,024)	(2,024)
Comprehensive income	—	—	—	17,292	—	(2,024)	15,268
Dividends declared ($1.72 per share)	—	—	—	(27,941)	—	—	(27,941)
Amortization of deferred compensation	—	—	—	—	597	—	597
Share options exercised, net of 22 shares surrendered	138	1	1,878	—	—	—	1,879
Issuance of restricted share awards, net of 45 shares surrendered	31	1	677	—	(1,624)	—	(946)
Issuance of common shares through Dividend Reinvestment and Share Purchase Plan (Note 11)	2	—	41	—	—	—	41
Balance at December 31, 2002	16,259	163	326,789	(323,541)	(2,997)	(2,024)	(1,610)
Comprehensive income:							
Net income	—	—	—	78,768	—	—	78,768
Unrealized loss on derivative financial instruments (Note 14)	—	—	—	—	—	(30)	(30)
Comprehensive income	—	—	—	78,768	—	(30)	78,738
Dividends declared ($1.72 per share)	—	—	—	(27,597)	—	—	(27,597)
Amortization of deferred compensation	—	—	—	—	738	—	738
Share options exercised	52	—	709	—	—	—	709
Issuance of restricted share awards, net of 4 shares surrendered	51	1	1,035	—	(1,040)	—	(4)
Issuance of common shares through Dividend Reinvestment and Share Purchase Plan (Note 11)	144	1	3,386	—	—	—	3,387
Repurchase of common shares of beneficial interest (Note 6)	(647)	(6)	(14,993)	—	—	—	(14,999)
Balance at December 31, 2003	15,859	$159	$316,926	$(272,370)	$(3,299)	$(2,054)	$ 39,362

See accompanying notes.

Consolidated Statements of Cash Flows

(In thousands) / Year ended December 31,	**2003**	2002	2001
Operating Activities			
Net income	$ 78,768	$ 17,292	$ 14,956
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	22,442	19,122	18,138
Depreciation and amortization from discontinued operations	2,606	3,461	3,292
Income allocated to minority interest	11,798	3,337	2,345
Amortization of deferred compensation	738	597	1,284
Gain on sales of properties	(80,081)	—	—
Impairment on assets held for disposition	4,000	—	—
Changes in operating assets and liabilities:			
Decrease (increase) in restricted cash	245	(200)	(250)
(Increase) decrease in other assets	(530)	1,074	101
Increase (decrease) in accounts payable, other liabilities, accrued interest and security deposits	3,121	(1,808)	2,355
Net cash provided by operating activities	43,107	42,875	42,221
Investing Activities			
Acquisitions of operating properties	(117,435)	—	—
Net proceeds from disposition of properties	117,209	—	—
Capital expenditures, net	(30,359)	(25,615)	(21,335)
Net cash used in investing activities	(30,585)	(25,615)	(21,335)
Financing Activities			
Net (payments) borrowings on mortgage notes payable	(41,224)	32,613	(359)
Net (payments) borrowings on notes payable – unsecured	—	(16,000)	11,000
Proceeds from issuance of Convertible Senior Notes	74,750	—	—
Payment of financing costs	(3,676)	(1,715)	(54)
Proceeds from issuance of shares under share purchase plan	3,387	41	—
Proceeds from exercise of share options	705	933	854
Repurchase of common shares of beneficial interest	(14,999)	—	—
Dividends paid to shareholders	(27,597)	(27,941)	(27,654)
Distributions to minority interest holders	(4,242)	(4,242)	(4,243)
Net cash used in financing activities	(12,896)	(16,311)	(20,456)
(Decrease) increase in cash and cash equivalents	(374)	949	430
Cash and cash equivalents at beginning of period	2,641	1,692	1,262
Cash and cash equivalents at end of period	$ 2,267	$ 2,641	$ 1,692
Cash interest paid	$ 29,074	$ 28,814	$ 30,397

See accompanying notes.

Note 01 Organization and Significant Accounting Policies

Organization The Town and Country Trust (the "Trust"), a Maryland business trust, is a self-administered and self-managed real estate investment trust ("REIT") organized in 1993 to own and operate a portfolio of multifamily residential properties.

The Trust, through its Operating Partnership, The TC Operating Limited Partnership (collectively, the "Company"), owned 13,645 apartment homes in 40 apartment communities (including two apartment communities held for sale at December 31, 2003) in selected markets in the Mid-Atlantic and Southeast at December 31, 2003.

Principles of Consolidation The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and accounts have been eliminated.

Real Estate Assets, Depreciation and Impairment Real estate assets held for investment are carried at historical cost, less accumulated depreciation. Expenditures for repairs and maintenance are expensed as incurred. Significant expenditures for improvements, renovations and replacements are capitalized.

The Company accounts for the acquisitions of real estate in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations,* utilizing the purchase method and includes the results of the acquisition properties in the Company's results of operations from the date of acquisition. The Company allocates the purchase price to the acquired tangibles, consisting of land, building and improvements, and, if material, identified intangible assets and liabilities consisting of above/below market leases and at-market leases in place based on their fair values.

If there is an event or change in circumstance that indicates an impairment in the value of an apartment community has occurred, the Company's policy is to assess any impairment in value by comparing the current and estimated future undiscounted operating cash flows of the community over its remaining useful life to the carrying amount of the asset. If such carrying amounts exceed the estimated projected operating cash flows of the community, the Company would recognize an impairment loss equal to the amount necessary to adjust the carrying amount of the asset to its estimated fair market value. The Company did not recognize any impairment losses in 2003, 2002 or 2001 on any of its properties held for investment. However, as discussed in Note 4, the Company recognized an impairment loss in 2003 related to a property held for disposition as of December 31, 2003.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets which are 27½ to 40 years for buildings, 15 to 20 years for major improvements and 3 to 12 years for furniture, fixtures and equipment. Depreciation expense was $21,387,000, $18,483,000 and $17,645,000 for 2003, 2002 and 2001, respectively. Intangible assets relating to the value of in-place leases for community acquisitions are amortized over the remaining term of the tenant leases.

Discontinued Operations On January 1, 2002, the Company adopted SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* which requires that the assets and liabilities and the results of operations of any communities which have been sold since January 1, 2002, or otherwise qualify as held for sale, be presented as discontinued operations in the Company's Consolidated Financial Statements in both current and prior periods presented. The community specific components of net income that are presented as discontinued operations include net operating income, depreciation expense, minority interest and interest expense. In addition, the net gain or loss (including any impairment charge) on the disposition of communities held for sale is presented as discontinued operations. A change in presentation for discontinued operations will not have any impact on the Company's financial conditions or results of operations. Real estate assets held for sale are measured at the lower of the carrying amount or the fair value less costs to sell, and are presented separately in the accompanying Consolidated Balance Sheet. Subsequent to classification of a community as held for sale, no further depreciation is recorded on the assets.

Cash and Cash Equivalents The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Deferred Financing Costs Deferred financing costs include certain fees and other external costs incurred in connection with debt financings and are amortized to interest expense using the straight-line method, which approximates the effective interest method, over the term of the related debt. Deferred financing costs at December 31, 2003 and 2002 are presented net of accumulated amortization of $3,272,000 and $2,394,000, respectively. Amortization of deferred financing costs are included in interest expense and totaled $1,055,000, $638,000 and $494,000, during 2003, 2002 and 2001, respectively.

Interest Rate Risk Management SFAS No. 133, *Accounting for Certain Derivative Instruments and Hedging Activities,* as amended, was adopted by the Company on January 1, 2001. SFAS No. 133, as amended, establishes accounting and reporting standards requiring all derivative financial instruments to be carried in the balance sheet as either an asset or liability measured at its fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and on the type of hedge transaction. For derivative financial instruments that qualify as cash flow hedges, changes in fair value of the derivative instrument is reported as a component of other comprehensive income with a corresponding offset to other assets and reclassified into earnings during the same period or periods during which the hedged transaction affects earnings. For hedges where a change in the fair value of the derivative exceeds the change in the fair value of the hedged item, the ineffective portion, if any, is recognized in other income/expense in current period earnings. The Company uses derivative financial instruments in the normal course of business to limit its exposure to fluctuations in interest rates. The Company does not enter into derivative instruments for speculative purposes.

To manage interest rate risk, the Company may employ interest rate swaps, caps and floors, options, forwards or a combination thereof, depending on the underlying exposure. Interest rate swaps and collars are contractual agreements between the Company and third parties to exchange fixed and floating interest payments periodically without the exchange of the underlying principal amounts (notional amounts). In the unlikely event that a counterparty fails to meet the terms of an interest rate swap contract or collar agreement, the Company's exposure is limited to the interest rate differential on the notional amount. The Company does not anticipate non-performance by any of its counterparties. Net interest differentials to be paid or received under a swap contract and/or collar agreement are accrued as interest expense as incurred or earned.

Revenue Recognition Revenues from rental property are recognized when due from tenants. Leases are generally for terms of one year or less.

Real Estate Sales Gains on sales of real estate assets are recognized pursuant to the provisions of SFAS No. 66, *Accounting for Sales of Real Estate*. The specific timing of the recognition of the sale and the related gain is measured against the various criteria in SFAS No. 66 related to the terms of the transactions and any continuing involvement associated with the assets sold. To the extent the sales criteria are not met, the Company defers gain recognition until the sales criteria are met.

Advertising and Promotion Costs Advertising and promotion costs are expensed as incurred. Total advertising and promotion expense for each of the years ended December 31, 2003, 2002 and 2001 was $1,110,000, $1,171,000 and $1,162,000, respectively.

Earnings Per Common Share Basic earnings per common share is computed based upon the weighted average number of common shares outstanding during the year. Diluted earnings per common share is computed based upon common shares outstanding plus the effect of dilutive stock options and other potentially dilutive common stock equivalents. The dilutive effect of stock options and other potentially dilutive common stock equivalents is determined using the treasury stock method based on the Company's average stock price.

Minority Interest There were 2,466,535 limited partnership units in The TC Operating Limited Partnership at December 31, 2003 and 2002 not held by the Company which were outstanding and could be exchanged for cash, or, at the Company's option, common shares of beneficial interest of the Company on a one-for-one basis. This exchange right has not been considered in the computation of per share data, as it does not have a dilutive effect.

Use of Estimates The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, equity, revenues and expenses. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Stock Based Compensation The Company accounts for its stock based employee compensation plans using the intrinsic value method under the recognition and measurement principle of Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*. Under APB 25, since the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, and other criteria are met, no compensation expense is recognized.

New Accounting Pronouncements In April 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which clarifies the accounting and reporting for derivative instruments, including derivative instruments that are embedded in contracts. This statement is effective for contracts entered into or modified after June 30, 2003. The Company's adoption of this pronouncement, effective July 1, 2003, did not have a material impact on the Company's financial condition or results of operations.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*. This statement establishes standards for the classification and measurement of financial instruments that possess characteristics similar to both liability and equity instruments. SFAS No. 150 also addresses the classification of certain financial instruments that include an obligation to issue equity shares. This statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period commencing after June 15, 2003. The Company's adoption of this pronouncement, effective July 1, 2003, had no impact on the Company's financial condition or results of operations.

Reclassifications Certain previously reported amounts have been reclassified to conform to the current presentation.

Note 02 Restricted Cash

The Company maintains certificates of deposit, all with maturities of three months or less, to cover the aggregate amount of resident security deposits retained by the respective communities in certain states.

Note 03 Real Estate

The following is a reconciliation of the carrying amount of real estate held for investment:

(In thousands)	**2003**	2002	2001
Balance at January 1	$671,519	$648,646	$629,207
Real estate purchased	117,435	—	—
Improvements	26,491	22,991	19,439
Real estate sold	(679)	(118)	—
Balance at December 31	$814,766	$671,519	$648,646

The Company's operating properties are located in the Mid-Atlantic region and in Florida. The following is a summarization of the cost, accumulated depreciation and indebtedness of the Company's real estate held for investment by operating market.

(In thousands)	Number of Communities	Carrying Value[1]	Accumulated Depreciation	Net Carrying Value	Encumbrances[2]
Baltimore	12	$295,526	$120,358	$175,168	$153,414
Metropolitan Washington D.C.					
Northern Virginia	6	192,239	48,654	143,585	102,075
Maryland suburbs	4	67,487	31,647	35,840	42,974
Delaware	2	31,351	8,340	23,011	18,225
Pennsylvania	7	85,852	50,279	35,573	40,500
Orlando, Florida	3	63,297	8,599	54,698	34,650
Sarasota/Bradenton, Florida	3	43,861	5,285	38,576	23,855
Palm Beach Gardens, Florida	1	35,153	3,441	31,712	11,625
	38	$814,766	$276,603	$538,163	$427,318

[1] *Carrying value consists of initial acquisition costs plus improvements subsequent to acquisition.*
[2] *33 properties are cross-collateralized with $375 million outstanding at December 31, 2003 under the Company's existing credit facility.*

On April 30, 2003, the Company acquired two apartment communities containing a total of 405 apartment homes in Baltimore, Maryland, for approximately $64.4 million, including acquisition costs. On September 29, 2003, the Company acquired another apartment community containing 328 apartment homes in Herndon, Virginia, for approximately $53.0 million, including acquisition costs. The acquisitions were initially funded using the Company's existing credit facilities and the Company's Convertible Senior Notes (see Note 6). The properties were acquired as part of like-kind exchanges under Section 1031 of the Internal Revenue Code (see Note 4).

The Company accounted for the acquisitions utilizing the purchase method and, accordingly, the results of the acquisition properties are included in the Company's results of operations from the date of acquisition. The Company allocated the purchase price to the acquired tangibles, consisting of land, building and improvements, and, if material, identified intangible assets and liabilities consisting of above/below market leases and at-market leases in place based on their fair values, as follows (in thousands):

Land	$ 12,804
Building and improvements	103,796
Other	835
Total	$117,435

The following unaudited pro forma results of operations of the Company reflect the acquisition of the three apartment communities as if these transactions had occurred on January 1, 2003, 2002 and 2001.

(In thousands, except per share data)	**2003**	2002	2001
Revenues	$123,737	$121,668	$118,628
Net income	$ 78,619	$ 16,823	$ 14,602
Income per share – basic	$ 4.98	$ 1.05	$ 0.93
Income per share – diluted	$ 4.89	$ 1.04	$ 0.91

Note 04 Discontinued Operations

The Company sold five of its apartment communities in 2003 with aggregate sale proceeds of approximately $117,209,000. For financial reporting purposes, the Company recorded a gain of $80,081,000.

The Company has classified two of its apartment communities as held for disposition at December 31, 2003, as it is actively marketing the sale of these two communities. Based on the carrying value of one of these apartment communities and the Company's estimate of its fair value less costs to sell, the Company recorded an impairment charge of $4,000,000 during 2003.

The results of operations for these seven properties are classified on the Consolidated Statements of Operations as, "Income from discontinued operations" and the assets and liabilities are included in "Real estate and other assets held for disposition" and "Mortgage notes payable and other liabilities held for disposition" on the Company's Consolidated Balance Sheets. Condensed financial information of the results of operations of the seven apartment communities is as follows:

(In thousands)	**2003**	2002	2001
Rental income	$15,132	$ 20,186	$ 19,530
Operating expenses	7,475	8,759	8,204
Real estate depreciation	2,500	3,356	3,205
Interest expense	3,724	4,402	6,391
Gain on involuntary conversion	621	—	—
Income from discontinued operations	$ 2,054	$ 3,669	$ 1,730

Condensed balance sheet information for the apartment communities classified as discontinued operations consisted of the following:

(In thousands) / Year ended December 31,	**2003**	2002
Land	$ 6,032	$ 12,265
Building and improvements	32,901	119,187
Other	78	495
Accumulated depreciation	(6,694)	(59,911)
Other assets	244	1,300
Real estate and other assets held for disposition	$32,561	$ 73,336
Mortgage notes payable	$23,475	$ 70,014
Other liabilities	259	1,332
Mortgage notes payable and other liabilities held for disposition	$23,734	$ 71,346

Note 05 Mortgage Notes Payable

In April 2003, the Company expanded its existing credit facility with Fannie Mae by $49.2 million to $488.2 million based upon increases in the valuation of the properties in the collateral pool. The collateralized facility matures in April 2008. At December 31, 2003, total outstanding borrowings under the facility were $375,000,000. Of the $375,000,000 outstanding at December 31, 2003, $300,000,000 bears interest at a fixed rate of 6.91%. The remaining $75,000,000 is outstanding at variable rates and can be converted to a fixed-rate term loan at the Company's option. The Company executed floating to fixed rate interest rate swap agreements, to effectively fix the interest rate on $40 million of its floating rate debt from January 2003 through March 2007. After giving effect to the swaps, the weighted average interest rate on the Company's $75 million of floating rate debt at December 31, 2003 was 3.40%.

Total outstanding borrowings under the facility as of December 31, 2002 were $415,152,000 of which $46,538,000 was allocated to properties held for disposition. Of the $415,152,000, $300,000,000 bears interest at a fixed rate of 6.91%. The remaining $115,152,000 was outstanding at a weighted-average variable rate of 2.85% at December 31, 2002.

The Company has a $50 million bank line of credit. Advances under the line bear interest at 120 basis points over LIBOR and are due on demand. Up to $10 million of the line may be used for working capital purposes and $40 million may be used to fund acquisitions. In October 2003, the Company renewed this line of credit through October 2004 and at the Company's option the line may be extended through October 2005. As of December 31, 2003 and 2002, no amounts were outstanding under the line.

The Company uses interest rate protection agreements to reduce the potential impact of increases in interest rates as required by the loan agreement covering its secured credit facility. The Company maintains two interest rate protection agreements for $139 million and $49.2 million, capping the Company's exposure to LIBOR at 9.35% and 7.5%, respectively, through March 2007. In addition, the Company executed two $20 million floating to fixed interest rate swaps to effectively fix the interest rate on $40 million of floating rate debt under the secured facility at a blended rate of approximately 4.57%. The Company simultaneously sold two $20 million interest rate caps, capping LIBOR at 9.35%. These interest rate protection agreements hedge interest payments consistent with the Company's risk management objective and strategy to reduce exposure to variability in cash flows attributable to increases in LIBOR.

The Company also has mortgages that were obtained in connection with the purchase or refinancing of certain properties. Information concerning these mortgages is summarized below:

			Balance at December 31,	
Type	Interest Rate	Maturity	**2003**	2002
Amortizing	7.74%	2003	$ —	$ 9,570,000
Amortizing	4.11% – 4.18%	2007	$24,950,000	$ —
Non-amortizing	6.81%	2009	$33,175,000*	$33,175,000*
Amortizing	7.85%	2009	$17,668,000	$17,869,000

** Includes $23,475,000 of mortgage debt allocated to properties held for disposition.*

All of the Company's 40 properties are secured by first and/or second priority mortgages. In connection with the mortgages, the Company maintains annually renewable bank letters of credit totaling $6,450,000 in lieu of maintaining real estate tax escrow deposits. Certain loan agreements contain restrictive covenants relating to the maintenance of specified financial performance ratios. As of December 31, 2003, the Company was in compliance with these covenants.

The following is a summary of scheduled debt maturities including $23,475,000 of debt allocated to properties held for disposition:

(In thousands)	
2004	$ 661
2005	697
2006	736
2007	23,841
2008	375,298
Thereafter	124,310
Total scheduled debt maturities	$525,543

Note 06 5.375% Convertible Senior Notes

In August 2003, the Company sold $74.75 million aggregate principal amount of 5.375% Convertible Senior Notes due 2023 in a private offering pursuant to Rule 144A under the Securities Act of 1933, as amended. The notes mature on August 15, 2023 and are convertible into the Company's common shares under certain circumstances, provided that the share price exceeds $30.61 for a specified period of time. The initial conversion rate of the notes is 39.20185 shares per $1,000 principal amount of notes (equivalent to $25.51 per share). The conversion rate will be adjusted under certain circumstances, including stock splits, stock dividends and increases in the dividend rate over the current quarterly rate of $.43 per share. The shares will be considered in diluted earnings per share when the conditions that permit conversion have occurred. The notes are redeemable at the Company's option for shares or cash at any time on or after August 21, 2010 and are subject to repurchase at the option of the holder on August 15, 2008, August 15, 2010, August 15, 2013 and August 15, 2018, or upon the occurrence of certain events. The notes are unsecured and unsubordinated obligations of the Company. The shares will be considered in diluted earnings per share when the conditions that permit conversion have occurred. Concurrent with the offering, the Company used approximately $15.0 million of the proceeds to purchase and retire 646,800 of its common shares at $23.19 per share in privately negotiated transactions.

Note 07 Income Taxes

Since its inception, the Trust has elected to be taxed as a real estate investment trust ("REIT") under Sections 856 through 860 of the Internal Revenue Code. As a REIT, the Trust generally is not subject to Federal income taxes provided that it meets certain conditions, including the requirement that it distributes at least 90% of its REIT taxable income to its shareholders. Management believes that the Trust has qualified as a REIT for 2003, 2002 and 2001. Accordingly, no provision has been made for Federal income taxes. Although the Trust qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and to Federal income and excise taxes on its undistributed income, if any.

The Company makes a number of special allocations for tax purposes only. In general, 100% of the interest deductions related to $232,000,000 of borrowings are allocated to the Trust and 85% of depreciation deductions related to certain communities are allocated to the minority interest ownership.

The following table reconciles GAAP net income to Federal taxable income for the years ended December 31, 2003, 2002 and 2001:

(In thousands, unaudited)	**2003**	2002	2001
GAAP net income	$ 78,768	$17,292	$14,956
Book/tax depreciation and amortization difference	404	(272)	(69)
Book/tax gain on 1031 tax deferred exchange difference	(80,036)	—	—
Book impairment on property held for disposition	4,000	—	—
Separation expense, timing differences	(406)	(1,982)	2,388
Deferred compensation, timing differences	734	(1,666)	419
Other operating book/tax differences, net	(1,417)	(1,219)	(1,187)
Book/tax minority interest allocation difference	14,925	5,757	3,354
REIT taxable income before dividends	$ 16,972	$17,910	$19,861
Dividends paid	$ 27,597	$27,941	$27,654

For income tax purposes, dividends to common shareholders consist of ordinary income and return of capital. For the years ended December 31, 2003, 2002 and 2001, dividends paid per share were taxable as follows:

	2003		2002		2001	
(Unaudited)	Amount	%	Amount	%	Amount	%
Ordinary income	$1.10	64.2%	$1.13	65.9%	$1.29	74.8%
Return of capital	.62	35.8%	.59	34.1%	.43	25.2%
Total dividend	$1.72	100.0%	$1.72	100.0%	$1.72	100.0%

Note 08 Separation Expenses

During the first quarter of 2001, the Company recorded a nonrecurring charge of approximately $3.3 million, relating to the departure of two senior executives and one non-executive officer. Included in this charge is approximately $1.2 million of non-cash items relating principally to the vesting of restricted stock grants made in prior years.

Note 09 Employee Benefit Plans

Share Option Plans In 1993, the Company established a long-term incentive plan for the purpose of attracting and retaining executive officers, other key employees and non-employee trustees (the "1993 Plan"). The 1993 Plan provides for the granting of restricted stock and share options (incentive and non-qualified) to purchase up to 750,000 shares of the Company's common shares at prices not less than the fair market value at the date of grant. The 1993 Plan expired in May 2003. During 1997, the Company established an additional long-term incentive plan (the "1997 Plan"). The 1997 Plan provides for the granting of options to purchase up to 1,200,000 of the Company's common shares at a price not less than the fair market value at the date of grant.

Under the Plans, options generally become exercisable in equal installments over a three-year period, commencing with the first anniversary of the date of grant. All options expire ten years from the date of grant.

A summary of the Company's share option activity during the three years ended December 31, 2003 is as follows:

	Incentive Options	Non-qualified Options	Option Price	Weighted Average Exercise Price
Balance at January 1, 2001	289,013	243,433	$13.50 – $22.00	$14.98
Granted	40,990	45,010	$19.125 – $19.36	$19.34
Exercised	(47,923)	(11,365)	$14.00 – $15.25	$14.75
Forfeited	(666)	—	$15.25	$15.25
Balance at December 31, 2001	281,414	277,078	$13.50 – $22.00	$15.68
Granted	96,247	140,753	$20.99 – $21.30	$21.29
Exercised	(102,744)	(57,710)	$14.00 – $15.25	$14.78
Forfeited	(200)	—	$15.125	$15.13
Balance at December 31, 2002	274,717	360,121	$13.50 – $22.00	$18.00
Granted	—	8,000	$21.28	$21.28
Exercised	(39,671)	(12,000)	$14.00 – $22.00	$16.04
Forfeited	(14,589)	(4,000)	$14.75 – $22.00	$16.44
Balance at December 31, 2003	220,457	352,121	$13.50 – $21.28	$18.28
Shares exercisable at December 31:				
2003	143,628	263,619	$14.00 – $21.28	$17.11
2002	151,143	201,361	$13.50 – $22.00	$15.66
2001	221,460	223,700	$13.50 – $22.00	$15.05

An additional 439,200, 500,950 and 814,000 common shares have been authorized for issuance in future grants of options under the Plans as of December 31, 2003, 2002 and 2001, respectively. The option price of future grants may not be less than the fair market value of the shares on the date of grant. Pro forma information regarding net income and earnings per share as required by Statement 148, which also requires that the information be determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement, is set forth in the table below:

(In thousands, except per share information)	**2003**	2002	2001
Net income, as reported	$78,768	$17,292	$14,956
Add: Total stock compensation expense included in reported net income	738	597	1,284
Less: Total stock based compensation expense determined under the fair value method for all awards	(844)	(688)	(1,356)
Pro forma net income	$78,662	$17,201	$14,884
Earnings per share:			
Basic, as reported	$ 4.99	$ 1.08	$ .95
Basic, pro forma	$ 4.99	$ 1.08	$ .95
Diluted, as reported	$ 4.90	$ 1.07	$ .93
Diluted, pro forma	$ 4.89	$ 1.06	$ .92

For purposes of the pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The fair value for the options was estimated at the date of grant using Black-Scholes option valuation model with the following weighted-average assumptions:

	2003	2002	2001
Risk free interest rate	4.6%	4.3%	4.9%
Dividend yield	8.8%	8.1%	8.9%
Volatility factor	.18	.17	.18
Weighted-average expected life (in years)	5	5	5

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected share price volatility. Because the Company's employee share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee share options.

The weighted average per share fair value of options granted during the years ended December 31, 2003, 2002 and 2001 was $.87, $1.10 and $.94, respectively. The weighted average remaining contractual life of options granted is 5.58 years.

401(k) Plan The Company has a 401(k) Plan that covers substantially all of its associates with more than thirty days of service. Effective January 1, 2001, the 401(k) Plan was amended to comply with Internal Revenue Service requirements to qualify as a 401(k) Safe Harbor Plan whereby discretionary contributions made by the Company are 100% vested. Prior to the amendment, the Plan provided for vesting over a five-year period beginning with the completion of three years of service. The aggregate cost of the Company's contributions to the 401(k) Plan was $483,000, $472,000, and $403,000 for the years ended December 31, 2003, 2002, and 2001, respectively.

Restricted Shares From 1995 through 2002, the Company granted 429,250 restricted common shares to certain officers, pursuant to the 1993 and 1997 Plans. In January 2003, the Company granted an additional 54,750 restricted shares under the 1997 Plan. The stock price on the date of grant was $20.51. Under the terms of the grants issued prior to 2003, the shares become fully vested upon termination of the officer-shareholder's employment due to (i) retirement from the Company; (ii) death or disability or (iii) a change of control, as defined in the Plans. Should an officer-shareholder leave the Company for any other reason, the restricted shares are subject to forfeiture. Under the terms of the 2003 grants, the shares become vested 20% per year in years four through eight of the restricted stock agreement. Should the officer-shareholder leave prior to full vesting, any unvested portion of the grant is subject to forfeiture. The market value of the shares awarded as of the dates of grant has been recorded as Unearned Compensation – Restricted Stock and the unamortized portion ($3,299,000 and $2,997,000 at December 31, 2003 and 2002, respectively) is reflected in the accompanying Balance Sheet as a separate component of Shareholders' Equity and is amortized into income as deferred compensation expense over the estimated vesting period. Such deferred compensation totaled $738,000, $597,000 and $1,284,000 for the years ended December 31, 2003, 2002 and 2001, respectively. Amortization for 2001 includes accelerated vesting of $865,000 classified as separation expense (See Note 8).

Supplemental Employees Retirement Plan The Company has a split-dollar life insurance plan for certain officers. The Company advances the premiums on life insurance policies for certain officers where such advances are not considered loans under the Sarbanes-Oxley Act of 2002. The policies are assigned to the Company. In the event of retirement or death, the Company will be repaid the aggregate amount of premiums paid from the cash surrender value at the time the benefits are paid. The remaining value is paid to the employee or beneficiary. The aggregate cash surrender values of the policies totaled $447,000 and $404,000 as of December 31, 2003 and 2002 respectively, and are recorded as an asset to the Company. In 2004, the Company elected to discontinue paying premiums on all split dollar policies. The cash surrender values will remain in place until the officers covered under the plan retire or leave the Company's employment.

Note 10 Leases

The Company leases certain office facilities and equipment under noncancellable operating leases. Future minimum rental commitments under noncancellable leases with remaining terms in excess of one year are as follows at December 31, 2003:

(In thousands)	
2004	$ 511
2005	293
2006	293
2007	293
2008	293
Thereafter	146
Total rental commitments	$ 1,829

Total rent expense for the years ended December 31, 2003, 2002, and 2001 was approximately $552,000, $483,000 and $488,000, respectively.

Note 11 Dividend Reinvestment and Share Purchase Plan

In July 2002, the Company adopted a Dividend Reinvestment and Share Purchase Plan (the "Plan") pursuant to which shareholders may purchase additional shares of beneficial interest through reinvestment of dividends or by optional cash investment. Shares may be acquired by the Plan either from the Company issuing new shares or by the Plan administrator acquiring shares in the open market. The Company has registered 750,000 common shares of beneficial interest for potential issuance under the Plan.

Year ended December 31,	**2003**	2002
Total shares acquired	145,720	3,951
Shares purchased from Company	144,135	1,865
Weighted average price per share	$23.50	$21.93

At December 31, 2003, 604,000 shares remain available for future purchases under the Plan.

Note 12 Distributions to Minority Interest Less than (in Excess of) Earnings

During 2002, the amount reported under the caption "Minority interest" in the accompanying Balance Sheet was reduced to zero. Accounting principles generally accepted in the United States require that, for financial reporting purposes, an additional allocation of income be made to the minority interest account in an amount necessary to keep such balance from falling below zero since there is no requirement for the unit holders to make additional contributions. During 2003, earnings were in excess of distributions to the minority interests and, therefore, the Company reallocated the $576,000 that had previously been so allocated to the minority interests.

Note 13 Related Party Transactions

At December 31, 2003 and 2002, the Company had unsecured loans receivable from one officer in the aggregate amount of $85,000 and $106,000, respectively. The loans bear interest at rates comparable to the rate earned on the Company's invested funds.

Until December 2002, a Trustee of the Company was a partner in a law firm that serves as general counsel to the Company. The Company incurred fees of $302,000 and $411,000 for legal services provided by this firm during 2002 and 2001, respectively.

Note 14 Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 2003 and 2002. FASB Statement No. 107, *Disclosures about Fair Value of Financial Instruments*, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

	December 31, 2003		December 31, 2002	
(In thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Fixed rate mortgages	$375,793	$417,781	$360,614	$404,690
Floating rate mortgages	$ 75,000	$ 75,000	$131,402	$131,402
5.375% Convertible Senior Notes	$ 74,750	$ 74,444	$ —	$ —

The carrying amounts shown in the above table are included in the accompanying Balance Sheet under the captions "Mortgage notes payable," "5.375% Convertible Senior Notes due 2023" and "Mortgage notes payable and other liabilities held for disposition." The fair value of the fixed rate portion of the Company's mortgage notes payable is estimated by discounting expected cash flows based on the Company's incremental borrowing rate for similar types of borrowing arrangements. The floating rate portion of the Company's mortgage notes payable approximated market. Cash equivalents, other assets, accounts payable and other liabilities are carried at amounts that reasonably approximate their fair value.

The following table presents the fair value of outstanding derivative financial instruments, based on external market quotations as of December 31, 2003.

Notional Amount	Fixed Rate	Type of Contract	Effective Date	Contract Maturity	Fair Value
$139,000,000	9.35%	Cap	April, 2002	April, 2007	$ 145,000
$ 49,172,000	7.50%	Cap	April, 2003	April, 2007	$ 106,000
$ (40,000,000)	9.35%	Cap	January, 2003	April, 2007	$ (42,000)
$ 20,000,000	4.84%	Swap (Floating to Fixed)	January, 2003	April, 2007	$(1,285,000)
$ 20,000,000	3.48%	Swap (Floating to Fixed)	January, 2003	April, 2007	$ (423,000)

The following is a summary of the derivative transactions for years ended December 31, 2003 and 2002. There were no derivative transactions for the year ended December 31, 2001.

(In thousands) / Year ended December 31,	**2003**	2002
Net income	$78,768	$17,292
Other comprehensive income (loss) – unrealized gain (loss) on hedge instruments	(30)	(2,024)
Comprehensive Income	$78,738	$15,268
Adjustment to net income related to the ineffective portion of hedge instruments	$ 34	$ (56)

The Company expects to reclassify approximately $1,101,000 of unrealized losses into earnings in the next twelve months.

Note 15 Unaudited Quarterly Results of Operations

The following is a summary of quarterly results of operations for the years ended December 31, 2003 and 2002.

(In thousands, except per share data) / Quarter ended	March 31	June 30	September 30	December 31
2003				
Revenues	$27,756	$28,875	$30,108	$31,278
Income before discontinued operations				
and minority interest	3,457	2,882	3,364	2,728
Income from continuing operations	2,592	1,924	4,457	2,353
Income from discontinued operations	1,271	666	35,660	29,845
Net income	3,863	2,590	40,117	32,198
Basic earnings per share				
Income from continuing operations	$ .16	$ .12	$ .29	$ .15
Income from discontinued operations	.08	.04	2.28	1.93
Net income	$ .24	$ .16	$ 2.57	$ 2.08
Diluted earnings per share				
Income from continuing operations	$ .16	$ .12	$ .28	$ .15
Income from discontinued operations	.08	.04	2.24	1.89
Net income	$ .24	$ .16	$ 2.52	$ 2.04
2002				
Revenues	$26,818	$27,455	$27,979	$27,980
Income before discontinued operations				
and minority interest	3,905	4,327	4,420	4,308
Income from continuing operations	3,376	3,748	3,628	3,363
Income from discontinued operations	816	848	760	753
Net income	4,192	4,596	4,388	4,116
Basic earnings per share				
Income from continuing operations	$ .21	$ .24	$ .22	$ .21
Income from discontinued operations	.05	.05	.05	.05
Net income	$ .26	$ .29	$ .27	$ .26
Diluted earnings per share				
Income from continuing operations	$ .21	$ .23	$ .22	$ .21
Income from discontinued operations	.05	.05	.05	.04
Net income	$ .26	$ .28	$ .27	$ .25

Note 16 Subsequent Events

On February 3, 2004, the Company sold 1.41 million shares of its common shares of beneficial interest in a private sale at a negotiated price of $24.80 per share for net proceeds of approximately $34.9 million. The sale was made pursuant to the Company's existing shelf registration statement as previously filed with the Securities and Exchange Commission.

On February 18, 2004, the Board of Trustees declared a quarterly dividend of $.43 per share, aggregating approximately $7,500,000. Concurrent with the payment of the dividend, a limited partnership ownership distribution of approximately $1,100,000 will be made to the minority interest holders. The dividend and distribution will be paid on March 10, 2004 to holders of record as of March 1, 2004.

Report of Independent Auditors

To The Board of Trustees and Shareholders
The Town and Country Trust

We have audited the accompanying consolidated balance sheets of The Town and Country Trust and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Town and Country Trust and subsidiaries at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Baltimore, Maryland
February 18, 2004

Corporate Headquarters
The Town and Country Trust
100 South Charles Street
Baltimore, Maryland 21201
410-539-7600

General Counsel
Squire, Sanders & Dempsey L.L.P.
Cleveland, Ohio 44114

Transfer Agent
National City Bank
Cleveland, Ohio 44114
800-622-6757

Independent Auditors
Ernst & Young LLP
Baltimore, Maryland 21201

Stock Exchange Listing
New York Stock Exchange
Symbol: TCT

Website Address
www.tctrust.com

Officers

Harvey Schulweis
Chairman
President and
Chief Executive Officer

Thomas L. Brodie
Executive Vice President
Co-Chief Operating Officer

James Dolphin
Executive Vice President
Co-Chief Operating Officer

W. Daniel Brown
Senior Vice President
Human Resources

Gerald J. Haak
Senior Vice President
Property Operations

Alan W. Lasker
Senior Vice President
Chief Financial Officer

Richard M. Berkowitz
Vice President
Capital Improvements

David T. Boyce
Vice President
Regional Property Manager

Anthony P. Conrad
Vice President
Acquisitions

William J. Fishell
Vice President
Treasurer

Margaret B. Hale
Vice President
Marketing

Cathy A. Milder
Vice President
Regional Property Manager

Karen S. Mitchell
Vice President
Regional Property Manager

J. Andrew Pierson
Vice President
Information Technology

James C. Ruff
Vice President
Training and
Organizational Development

Dennis E. Smith
Vice President
Insurance Risk Management

Common Stock Market Prices and Dividends

Quarter Ended	Sales Price High	Sales Price Low	Cash Dividends Declared
March 31, 2002	$22.15	$20.50	$.43
June 30, 2002	$23.69	$19.70	$.43
September 30, 2002	$23.30	$17.71	$.43
December 31, 2002	$21.50	$17.85	$.43
March 31, 2003	$21.35	$19.51	$.43
June 30, 2003	$23.91	$20.18	$.43
September 30, 2003	$24.69	$22.40	$.43
December 31, 2003	$25.63	$22.25	$.43

On February 18, 2004, a cash dividend of $.43 per share was declared, payable March 10, 2004, to shareholders of record as of March 1, 2004.

At December 31, 2003, the approximate number of record holders of the Trust's shares was 540. This does not include beneficial owners for whom Cede & Co. or others act as nominee.

Form 10-K
The Trust will be pleased to provide, without charge, a copy of its 2003 Annual Report on Form 10-K, filed with the Securities and Exchange Commission, to any shareholder upon written request to Alan W. Lasker, Senior Vice President and Chief Financial Officer, The Town and Country Trust, 100 South Charles Street, Baltimore, Maryland 21201.

Annual Meeting
The annual meeting will be held at the Center Club, 100 Light Street, Baltimore, Maryland on May 5, 2004 at 11:00 a.m.

TCT Listed NYSE

NAREIT

Town&Country

The Town and Country Trust
[illegible] South Charles Street
Baltimore, Maryland 21201